Transmittal Letter

TELEPHONE AND DATA SYSTEMS, INC.

30 NORTH LASALLE STREET, SUITE 4000

CHICAGO, ILLINOIS 60602

(312) 630-1900

February 24, 2017

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

RE:	Telephone and Data Systems, Inc. File No. 001-14157 2016 Annual Report on Form 10-K

Dear Sir or Madam:

Transmitted herewith for filing under the Securities and Exchange Act of 1934, as amended, is the 2016 Annual Report on Form 10-K, with exhibits, for Telephone and Data Systems, Inc. (the “Company”).

The Company’s financial statements do not reflect changes from the previous year’s accounting principles or practices, except as discussed in Note 1 of the Consolidated Financial Statements.

If you have any questions or comments, please telephone the undersigned (collect) at (608) 664-0869.

Very truly yours,

/s/ Shauna Gnorski
Shauna Gnorski
Telephone and Data Systems, Inc.
Director - Accounting and Reporting